VIACOM STATES ITS SUPERIOR TENDER OFFER FOR PARAMOUNT COMPLIES
WITH ALL BIDDING PROCEDURES AND IS NOT COERCIVE


  NEW YORK -- In response to certain unfounded statements by QVC Network Inc., Viacom Inc., stated Sunday that Viacom's revised offer for Paramount Communications Inc. fully complies with the bidding procedures agreed to among Paramount, Viacom and QVC and that under those procedures QVC is required to extend its tender offer until 12 midnight on Jan. 21, 1994.

  Viacom also has stated that it believes that its offer is superior to QVC's current offer. Viacom's revised offer increases the cash consideration to Paramount stockholders by more than $1.1 billion over its previous offer and by more than $800 million over QVC's current offer.

  Viacom also stated that it believes the securities offered in the second step merger should be compared to those of QVC in light of the value that would be created by the larger, more diversified and financially strengthened combination of Viacom, Paramount and Blockbuster.

  Viacom stated that Paramount stockholders should be given the opportunity to make an informed choice between the Viacom and QVC offers, as required by the bidding procedures.

  Furthermore, Viacom fully intends to comply with the requirement of the bidding procedures to extend its offer for 10 business days after satisfaction of its minimum condition of 50.1%, the same minimum condition as QVC.

  Because shares tendered into the Viacom tender offer would be prorated, this means that all Paramount stockholders would be given the opportunity to participate in the blended value of Viacom's tender offer and the consideration to be offered in the second-step merger between Viacom and Paramount. Accordingly, Viacom's offer is not coercive and offers all Paramount stockholders the same consideration for their shares.

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         CONTACT:   Viacom Inc, New York
                    Raymond A. Boyce, 212/258-6530
                           or
                    Edelman
                    Elliot Sloane, 212/704-8126